                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                            SECOND AMENDED FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PALWEB CORPORATION
                 (Name of small business issuer in its charter)


          DELAWARE                                        75-1984048
----------------------------------------    ------------------------------------
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)


  1607 WEST COMMERCE STREET                          DALLAS, TEXAS 75208
---------------------------------------     ------------------------------------
(Address of principal executive offices)         (City, State, and Zip Code)

                                 (214) 698-8330
                          -----------------------------
                           (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:

      Title of each class                       Name of each exchange on which
     to be so registered                        each class is to be registered

            None                                             None
-------------------------------                 -------------------------------



Securities to be registered under Section 12(g) of the Act:

                          Common stock, $0.10 par value
                          -----------------------------
                                (Title of class)

                               PALWEB CORPORATION

                           SECOND AMENDED FORM 10-SB

                                     INDEX



                                                                                 Page

Item 1.        Description of Business ............................................3

Item 2.        Management's Discussion and Analysis or Plan of Operation ..........6

Item 3.        Description of Property ...........................................11

Item 4.        Security Ownership of Certain Beneficial Owners and Management ....12

Item 5.        Directors, Executive Officers, Promoters and Control Persons ......14

Item 6.        Executive Compensation .............................................16

Item 7.        Certain Relationships and Related Transactions .....................16

Item 8.        Legal Proceedings ..................................................16

Item 9.        Market for Common Equity and Related Stockholder Matters ...........17

Item 10.       Recent Sales of Unregistered Securities ............................17

Item 11.       Description of Securities ..........................................19

Item 12.       Indemnification of Directors and Officers ..........................20

Item 13.       Financial Statements ...............................................20

Item 14.       Changes in and Disagreements With Accountants on Accounting
                     and Financial Disclosure .....................................20

Item 15.       Financial Statements and Exhibits ..................................20

               Exhibit Table ...................................................41



                                    Page -2-

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT


Item 1.          Description of Business

         PalWeb Corporation, the registrant herein, is a Delaware corporation that was incorporated on February 24, 1969. PalWeb Corporation's former name was Cabec Energy Corp. f/k/a Browning Enterprises, Inc., and was originally named Permaspray Manufacturing Corporation.

         From April 1993 to December 1997, PalWeb Corporation, hereinafter referred to as "PalWeb," engaged in the business of exploration, production, and development of oil and gas properties in the continental United States and the operation of related service businesses. In a November 1997 contract for a reverse acquisition approved by the PalWeb Stockholders on December 12, 1997, PalWeb acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc., a Florida corporation that has been converted into a Texas corporation, in exchange for a majority of the issued and outstanding stock of PalWeb, then known as Cabec Energy Corp. Immediately subsequent to the finalization of the reverse acquisition contract, all of the assets, contract rights, and liabilities of PalWeb that relate in any way to the oil and gas and service business were transferred to The Union Group, Inc., a subsidiary of PalWeb. Shortly thereafter, PalWeb distributed all of the issued and outstanding stock of The Union Group, Inc. to its stockholders (other than the former shareholders of Plastic Pallet Production, Inc.) on a pro rata basis.

         Following the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., PalWeb's primary business is (i) manufacturing and selling plastic pallets, and (ii) the custom design, manufacture, and sale of large plastic injection molding machines and systems. PalWeb is currently a development stage company.


         PalWeb's principal subsidiary, Plastic Pallet Production, Inc., hereinafter referred to as "PPP", is the entity through which PalWeb conducts its business of selling plastic pallets and plastic injection molding machines. PPP holds several patents for the original design of various types of plastic pallets, and currently has a patent pending for the original design of material handling plastic pallet. These newly designed plastic pallets are much more durable and sanitary than traditional wood pallets. Further, the widespread use of plastic pallets could greatly reduce the destruction of trees on a worldwide basis.



         PPP has a patent pending on a new concept in the construction of functional, operational plastic injection molding machines. These new type machines are approximately 20% to 30% of the length of a traditional style plastic injection molding machine, use approximately one-third of the electricity used by a traditional style machine, use approximately 10% of the oil (circulated) used by a traditional style machine, and can be profitably sold to the end user at a cost that is substantially less than the cost of a traditional style machine. However, it must be noted that there is no assurance that PalWeb will be able to sell any of the newly designed plastic injection molding machines.


                                    Page -3-

         PPP is currently producing pallets at the rate of 500 pallets per month. It is anticipated that production will increase to approximately 4,000 pallets per month as of March 2000. 4,000 pallets per month is the maximum capacity of PPP's research/prototype plastic injection molding system that it is currently using for the manufacture of pallets. When approximately $3,500,000 in funding is obtained, PPP will be able to fabricate and operate four of its patent pending style of plastic injection molding machines. It is anticipated that four new plastic injection molding machines will increase production capacity to approximately 50,000 pallets per month. The fabrication of these new plastic injection molding machines should take approximately six months to complete following receipt of funding. If $7,000,000 of funding is obtained, PPP plans to fabricate eight plastic injection molding machines. At that point its production capacity should be approximately 100,000 pallets per month.



         PPP's patents on its plastic pallet designs and its plastic injection molding machines, along with appropriate pricing of its products, should give it a competitive sales advantage with respect to its competition.



         The principal raw material used in manufacturing plastic pallets is high density polyethylene plastic, which is in abundant supply, and some of this material may be obtained from recycled soft drink bottles. The other raw material used in manufacturing PPP's plastic pallets is glass fibers. The high density polyethylene plastic and the glass fibers needed are plentiful and widely available and are purchased from plastic manufacturers and recyclers. At the present time, these materials are being purchased from Atlan Plastic Company, Dallas, Texas.


         In the past two years, approximately $2,000,000 has been spent on the development of PalWeb's business by designing plastic pallets, and building prototypes of the plastic injection molding machines that will be manufactured by PalWeb for its own use in manufacturing plastic pallets and for resale to industrial users of plastic injection molding systems.


         PPP leases its employees from Accord Human Resources, Inc., an independent employee leasing company, including PalWeb's President, Ronald G. Hale, who is also the President of PPP. PalWeb, through PPP, leases its employees from Accord Human Resources, Inc. because at a low number of employees it is more cost effective than having its own employees due to the costs of maintaining the accounting staff necessary and providing the benefits currently available to the employees through Accord Human Resources, Inc. PalWeb's management has determined that leasing the present number of employees saves approximately $1,500.00 per month. The cost of leasing the employees from Accord Human Resources, Inc., over and above the actual cost of payroll, is approximately 2.0% of payroll, which is approximately $500.00 per month, while a full-time human resource employee would cost approximately $2,000.00 per month. After Management made this determination, PalWeb's former President negotiated the Employee Lease Agreement with Accord Human Resources, Inc. and executed this Agreement on behalf of PPP.



         PPP plans to distribute its pallets its plastic injection molding systems through a combination of (a) a network of independent contractor distributors, and (b) sales by company officers.



                                    Page -4-

         PPP currently holds the following patents:



         1.       Interlocking Modular Pallet Application and Method of
                  Construction
                  Application No. 08/779,372
                  Filing Date: November 26, 1996
                  U.S. Patent No. 5,860,369 issued on January 19, 1999 Expiration Date: January 18, 2016

         2.       Modular Pallet with Interlocking Apparatus
                  Application No. 08/795,856
                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,887,529 issued on March 30, 1999 Expiration Date: March 29, 2016

         3. Vertical Interlocking Modular Pallet Application and Method of Construction
                  Application No. 08/796,571
                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,889,905 issued on September 22, 1998 Expiration Date: September 21, 2015



PPP has patents pending on its current style materials handling pallet and its plastic injection molding machine/system. Unless amended and extended, patents that are approved are valid for 17 years from the date of issuance.



         PPP's pallets and plastic injection molding machines have a broad spectrum of possible applications. As a result, it is not foreseen that sales will be dependent on one or a few major customers.


         PalWeb has a total of six wholly owned subsidiaries, but the only one that is active is PPP. The other subsidiaries currently are inactive and have no employees. They were formed as part of the business planning process so they would be in existence at the time that they become needed.
A list of PalWeb's wholly owned subsidiaries is set forth below:

                  Plastic Pallet Production, Inc., a Texas corporation

                  Plastic Pallet Support Equipment, Inc., a Texas corporation

                  Modular Plastic Pallets, Inc., a Texas corporation

                  PP Financial, Inc., a Texas corporation

                  PP Transport, Inc., a Texas corporation

                  PP Systrans, Inc., a Texas corporation


                                    Page -5-

Item. 2.          Management's Discussion and Analysis or Plan of Operation


Plan of Operations and Liquidity



         PalWeb has recently transferred all of its energy services related assets, contract rights, and liabilities to The Union Group, Inc., a Nevada corporation that was formerly a wholly owned subsidiary of PalWeb. Shortly following this transfer, all of the issued and outstanding stock of The Union Group, Inc. was distributed to the stockholders of PalWeb (other than the former shareholders of PPP) as a dividend. As a result, PalWeb is essentially in the position of being a start-up business by and through its wholly owned subsidiary, PPP. PPP is engaged in the design and development of a plastic pallet that will compete with traditional wood pallets.



         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of production and marketing of plastic pallets to compete with wood pallets. Until recently, the cash needed by PalWeb to fund its operations came from (a) advances from entities affiliated with Paul A. Kruger ($659,600), and (b) funds received by PPP as a down payment on the sale of a plastic injection molding system to Pace Plastic Pallets, Inc., an Oklahoma corporation that has assigned all of its property to Hidalgo Trading Co., L.C. Currently, PalWeb is obtaining the cash required for its operations by means of loans from Paul A. Kruger. Mr. Kruger is the Chairman of the Board of Directors of PalWeb and is the sole owner of Hidalgo Trading Co., L.C. and PaceCo Financial Services, Inc. Effective December 1, 1999, PalWeb obtained a $500,000 line of credit from an individual for its operations.



         The molds needed for PalWeb to manufacture plastic pallets have just been completed. These molds will be modified slightly and PalWeb will then be able to begin producing plastic pallets commercially. PalWeb also plans to continue development of its plastic injection molding system and make any improvements that are possible. Using its prototype plastic injection molding system, the prototype equipment has a capacity of producing approximately 4,000 plastic pallets per month beginning March 2000.


         The revenue that will be generated from the sale of plastic pallets, along with the proceeds of PalWeb's recently obtained line of credit should provide its cash operational needs for 12 months or more.


         PalWeb is currently attempting to raise $7,000,000 of funds by means of a private placement offering of Preferred Stock. Such Preferred Stock is being offered for sale at $1.00 per share. Each share of Preferred Stock is convertible into Common Stock on a to be determined basis.



         Successful completion of the preferred stock offering described above will provide the funding necessary to build eight plastic injection molding systems for PalWeb's use in manufacturing plastic pallets. These new machine systems will give PalWeb a production capacity of approximately 100,000 pallets per month. The projected time for the construction, installation, and set-up of the injection molding systems is six months from the date of funding.



                                    Page -6-

         PalWeb has just applied for patents on its 40 inch by 48 inch rackable plastic pallet and its plastic injection molding system and plans to apply for additional patents on different plastic pallet styles in the next twelve months.


         PalWeb's business is relatively clean and does not produce hazardous waste. As a result, no expenditures will be necessary in order to comply with applicable environmental laws.


         It is anticipated that PalWeb will have three management employees and it is anticipated that the manufacturing personnel, currently seven leased employees, will increase to ten or more. Additionally, there will be a sales distribution network that will be comprised of self employed persons or entities.



         According to Phil Araman of the U. S. Forest Service, as printed in the National Wooden Pallet and Container Association publication, 400,000,000 new wood pallets are purchased in the United States each year. At an overall average selling price of $9/pallet, the pallet manufacturing and sales business is approximately a $4,000,000,000 industry. It is estimated that the United States wood pallet industry is served by approximately 3,600 companies, most of which are small, privately held firms that operate in only one location. The industry is generally comprised of companies that (a) manufacture new pallets or (b) repair and recycle pallets. New pallet manufacturing generates about 60%-65% of the industry's revenues. The U.S. Forest Service estimates that approximately 1,900,000,000 wood pallets are in circulation in the United States today, that approximately 400,000,000 new wooden pallets are produced annually, and that roughly 1,000,000,000 of the wood pallets currently in circulation were newly manufactured. Approximately 175,000,000 wood pallets are recycled through a process of retrieval, repair, remanufacturing, and secondary marketing, approximately 225,000,000 are sent to landfills, and approximately 100,000,000 are burned, lost, abandoned, or leave the country.



         The pallet industry has experienced significant change and growth during the past several years. These changes are partly due to the focus of large and small businesses on improving the logistical efficiency of their manufacturing and distribution systems, including the use of just-in-time procurement, manufacturing, and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand has increased for a high-quality source of pallets distributed through an efficient, more sophisticated system. The June 1996 issue of Modern Material Handling states that product damage resulting from faulty wood pallets is between $1,000,000,000 and $2,000,000,000 annually. This damage is caused by pallets breaking under load, splinters and nails from the pallets, worker injury, and other myriad causes. In addition, environmental concerns (plastic is recyclable) and product sanitation concerns (plastic pallets can be sanitized, wood pallets cannot) have created a strong potential demand for cost-effective plastic pallets.


         Pallets are used in virtually all United States industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retailing, and steel and metals industries. Forklifts, pallet trucks, and pallet jacks are used to move loaded pallets, reducing the need for costly loading and unloading at distribution centers and warehouses.


                                    Page -7-

         Pallets come in a wide range of shapes and sizes. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40 inch by 48 inch pallet and this has become the standard in most industries. Some industries, however, have developed specialized pallet sizes.

         Block edge, rackable pallets are heavy duty pallets with 9 blocks between the pallet decks, to allow true four-way entry by forklifts, pallet trucks, and pallet jacks. Block edge, rackable pallets are often used to transport goods from manufacturers to distribution centers.

         Nestable pallets have "feet" on them so that they can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.


         Until very recently, plastic pallets had not penetrated the market significantly, due in part to their cost. Heavy duty plastic pallets cost $46-$100, heavy duty wood pallets typically cost approximately $26, and less sturdy wood pallets typically cost $8-$11. As stated in an article in the July 1996 issue of Material Handling Engineering, wood pallets have an estimated useful life of 7-10 trips before repair or recycling is required [a trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer]. Heavy duty plastic pallets, as currently manufactured, have a useful life of 60 or more trips, on average.



         The trend that appears to be emerging is a switch from wood to plastic, with the only limiting factor being price. Therefore, PalWeb will target both wood and plastic pallet users during its market introduction phase



         PalWeb intends to stay on the "cutting edge" of the market by constantly conducting research on pallet design, plastic injection molding system design, and source materials composition (the materials used to make the plastic pallets).



         Carving a niche in an industry as competitive as the pallet business requires more than just capital and equipment. PalWeb's current and future success will depend in large part on the strategic planning done by its Management. PalWeb has received very strong indications of interest from a number of extremely large users of pallets now that the material handling pallet has been successfully tested under applicable industry standards. This has substantially increased the level of interest and has greatly increased the viability of PalWeb's pallet being a large volume seller. However, there is no assurance that PalWeb or PPP will be successful in marketing the pallets commercially.



Results of Operations



General to All Periods



         Sales reflected for all periods presented are occasional sales of prototype plastic pallets of a design which did not meet development standards. Accordingly, comparisons of operating



                                    Page -8-
results to sales are meaningless. As of August 31, 1999, PalWeb is in the final stages of development of both a plastic pallet to compete with wood pallets and injection molding systems to produce the plastic pallet. PalWeb has obtained short-term financing to meet its working capital needs and is seeking long-term financing to acquire the equipment to produce plastic pallets on a commercial basis. Current testing of the new pallet design indicates that it is meeting industry standards.



         For all periods presented, PalWeb's effective tax rate is 0%. PalWeb has generated net operating losses since inception which would normally reflect a tax benefit in the statement of operations and a deferred asset on the balance sheet. However, because of the current uncertainty as to PalWeb's ability to achieve profitability, a valuation reserve has been established which offsets the amount of any tax benefit available for each period presented in the consolidated statement of operations.



Three Months Ended August 31, 1999 to Three Months Ended August 31, 1998



         Salaries and benefits and depreciation and amortization reflect relatively insignificant changes for the three months ended August 31, 1999 compared to August 31, 1998. Other general and administrative expenses for the three months ended August 31, 1999 increased $545,454 over August 31, 1998 primarily due to cost of consultation services. Consultation costs were $613,336 for the three months ended August 31, 1999 which is an increase of $410,336 over the period ended August 31, 1998.



         Interest expense declined $9,762 from $48,145 for the period ended August 31, 1998 to $38,383 for August 31, 1999. The decrease is attributable to the reduction in notes payable. During the fiscal year ended May 31, 1999, management negotiated a settlement of certain delinquent notes payable through foreclosure proceedings, cash payments or part cash, part common stock.



         Principally as a result of the above, PalWeb had a net loss of $883,035 for the three months ended August 31, 1999 compared to $351,926 for August 31, 1998 for an increase in losses of $531,109.



Year Ended May 31, 1999 Compared to the Year Ended May 31, 1998



         Salaries and benefits were $298,414 in 1999 compared to $448,176 in 1998 for a decrease of $149,762. The decrease is principally due to a reduction of a marketing person who was employed during 1998. Other general and administrative expenses increased $4,801,226 from $660,383 in 1998 to $5,461,643 in 1999. This increase is primarily due to consultation costs which were $5,013,000 in 1999 and $222,000 in 1998 for an increase of $4,791,000.
Consultation costs are payments principally through the issuance of common stock to individuals to assist the company in attaining its goals of product development and the financing to achieve commercial production levels.



                                    Page -9-

         In 1998, the Company incurred a charge to operations to write down certain investments due to impairment for a total of $3,456,231. There was no corresponding charge in 1999.

         Interest expense increased $52,237 from $189,527 in 1998, to $241,764 in 1999. The increase is primarily due to the issuance long-term notes payable for the acquisition of the plant and other real estate.

         Because of the above, the loss before discontinued operations and extraordinary gain increased $1,223,538 from a loss of $4,807,184 in 1998 to a loss of $6,030,725 in 1999.

         In 1998, PalWeb acquired Plastic Pallet Production, Inc.(PPP) in a reverse acquisition whereby the stockholders of PPP gained majority control of PalWeb through the exchange of stock. The prior assets of PalWeb primarily engaged in the business of energy services were to be spun off to the previous stockholders of PalWeb. PPP was engaged in the development of plastic pallets and plastic injection molding systems and the primary interest in the acquisition was to acquire a shell corporation which was publicly held. The energy services were not distributed until November 10, 1998. Because the operations of energy services was a different segment from the continuing operations of PalWeb/PPP, the operations of energy services is classified a discontinued operations. The loss for 1998 totaled $367,805 which included estimated closing costs of $130,688.

         PalWeb had two Promissory Notes payable totaling $830,057 as of May 31, 1998. During 1999, PalWeb negotiated settlements on these debts through cash payments, issuance of common stock, and foreclosure resulting in a gain of $68,616. This gain is classified as an extraordinary gain.

         Principally because of the above, the net loss of $5,969,409 in 1999 was an increase of $794,420 over the net loss of $5,174,989 in 1998.

Year Ended May 31,1998 Compared to the Period from Inception (November 20, 1995) to May 31, 1997

         Research and development expenses were $406,943 in 1997 and $0 in 1998. In 1997, Plastic Pallet Production, Inc. (PPP) engaged a design engineer to design and oversee the development on an injection molding system process including molds to produce plastic pallets. This phase was complete as of May 31,1997.

         Salaries and benefits in 1998 totaled $448,176, compared to $247,516 in 1997, for an increase of $200,660. The increase was primarily attributable to the addition of a marketing person.

         Depreciation expense in 1998 was $157,656, compared to $96,871 in 1997, for an increase of $60,785. The expense in 1997 reflects generally a one-half year's depreciation since it is the primary acquisition year.



                                    Page -10-

         Other general and administrative expenses for 1998 and 1997 were $660,383 and $685,695, respectively. The net change was not significant.



         In 1998, management determined that the molds for the original design were obsolete due to design deficiencies in the product. PalWeb recognized an impairment of the molds resulting in a charge of $184,982 to operations. In addition, a loss in the amount of $126,249 was recognized in 1997 for a milling machine that was sold in June 1998. PalWeb also recognized impairment of its 20% investment in Vimonta AG, a marketing logistics company. Management determined that Vimonta AG was a startup company with no material assets or net worth.



         Primarily because of the above, loss before discontinued operations increased $3,477,666 from 1997, $1,329,518, to 1998, $4,807,184.



         In 1998, PalWeb acquired Plastic Pallet Production, Inc.(PPP) in a reverse acquisition whereby the stockholders of PPP gained majority control through the exchange of stock. The prior assets of PalWeb primarily engaged in the business of energy services were to be spun off to the previous stockholders of PalWeb. PPP was engaged in the development of plastic pallets and injection molding systems and the primary interest in the acquisition was to acquire a shell corporation which was publicly held. The energy services were not distributed until November 10, 1998. Because the operations of energy services was a different segment from the continuing operations of PalWeb/PPP, the operations of energy services is classified a discontinued operations. The loss for 1998 totaled $367,805 which included estimated closing costs of $130,688.

         Principally because of the above, the net loss in 1998 of $5,174,989 increased $3,845,471 from 1997 amount of $1,329,518.


Item 3.           Description of Property


         PalWeb, through PPP, currently leases approximately five acres of land in an industrial area of Dallas, Texas that is improved with 138,000 square feet of manufacturing and warehouse space, and approximately 6,500 square feet of office space. This leased space was originally owned by PPP, but was sold to and leased back from a related entity. The lease contains a 3-year option to repurchase the property. For accounting purposes, this property is still treated as owned by PPP and carried on its books as an asset. This accounting treatment will continue until the option to repurchase is exercised or expires.


         PalWeb has sufficient office equipment, such as computers, printers, copiers, etc., to operate effectively. Of the eight employees leased from Accord Human Resources, Inc., which includes PalWeb's President, Mr. Hale, has need of typical office equipment. PalWeb has six computer stations, five printers, and one copy machine in good working order.

         The warehouse/manufacturing facility is sufficiently equipped and designed to accommodate the manufacturing of plastic pallets and plastic injection molding systems. The ceilings are very high which will allow for the use of cranes, if needed. The warehouse currently has four heavy duty cranes installed above the work areas, and is situated on an operational railroad spur. Further, the warehouse has three-phase (heavy-duty), 240 volt electrical wiring.


                                    Page -11-

Item 4.           Security Ownership of Certain Beneficial Owners and Management



         a.       Security ownership of certain beneficial owners.



         The following table sets forth certain information regarding the 176,537,738 shares of Common Stock (out of the 250,000,000 shares of Common Stock authorized) and the 4,968,890 shares of original issue Preferred Stock (convertible to Common Stock on a 1-for-1 basis) beneficially owned as of September 17, 1999, by (i) each person known by PalWeb to beneficially own five percent (5%) or more of the outstanding Common Stock of the Company (or preferred stock convertible into Common Stock), (ii) each current director and executive officer, and (iii) all current directors and executive officers as a group.



                                              Shares
         Name                             Beneficially Owned     Percent Owned
         ----                             ------------------     -------------
Paul A. Kruger ..........................    45,830,000             25.26%
Michael John ............................    10,645,725              5.87%
Margarete Jung ..........................    15,000,000              8.26%
All Other Shareholders as a Group           110,030,903             60.61%
                                            -----------            ------
Totals ..................................   181,506,628            100.00%


                                    Page -12-

         b.       Security ownership of management.

                  Currently, Paul A. Kruger and Ronald G. Hale are the officers and directors of PalWeb, and they have served in such capacity since July 9, 1999.



                                              Shares
         Name                             Beneficially Owned     Percent Owned
         ----                             ------------------     -------------
Paul A. Kruger, Chairman of the
   Board ................................    45,830,000             25.26%
Ronald G. Hale, President, Secretary,
   Treasurer, & Director ................     2,000,000              1.10%
                                            -----------            ------
Totals   ................................    47,830,000            26.35%




                                              Shares
         Name                             Beneficially Owned     Percent Owned
         ----                             ------------------     -------------
Directors & Officers as a Group              47,830,000             26.35%
All Other Shareholders as a Group           133,676,628             73.65%
                                            -----------            ------
Totals   ...............................    181,506,628           100.00%



         c. Changes in control. There are currently no plans for any arrangement or acquisition which would change ownership of a controlling interest in the common stock of PalWeb.


                                    Page -13-

Item 5.           Directors, Executive Officers, Promoters and Control Persons

         DIRECTORS:


NAME AND ADDRESS                      POSITION
----------------                      --------

     Paul A. Kruger                   Director (Chairman of the Board)
     1607 West Commerce Street
     Dallas, Texas 75208

     Ronald G. Hale                   Director
     1607 West Commerce Street
     Dallas, Texas 75208

OFFICERS:
--------
     Ronald G. Hale                   President

     Ronald G. Hale                   Secretary

     Ronald G. Hale                   Treasurer




                                              Shares
         Name                             Beneficially Owned     Percent Owned
         ----                             ------------------     -------------
Paul A. Kruger, Chairman of the
    Board ..............................      45,830,000             25.26%
Ronald G. Hale, President, Secretary,
   Treasurer, & Director ...............       2,000,000              1.10%

Totals .................................      47,830,000             26.35%




                                              Shares
         Name                             Beneficially Owned     Percent Owned
         ----                             ------------------     -------------
Directors & Officers as a Group               47,830,000             26.35%
All Other Shareholders as a Group            133,676,628             73.65%
                                             -----------            ------
Totals   ...............................     181,506,628            100.00%



                                    Page -14-

PAUL A. KRUGER

CHAIRMAN OF THE BOARD OF DIRECTORS

         Mr. Kruger, age 45, earned a Bachelor of Business Administration degree in accounting from Cameron University, Lawton, Oklahoma, and earned a Juris Doctor degree from the University of Oklahoma City Law School. He has 25 years of experience in the financial services industry. Mr. Kruger co-founded United Bank Club Association, Inc. ("UBCA"), Norman, Oklahoma, in 1980, and served as its President and CEO until February 1996, when UBCA was sold. Mr. Kruger supervised and participated in every facet of UBCA's business, including strategic planning, sales, marketing, operations, and service quality. Under Mr. Kruger's leadership, UBCA grew to more than 350 employees, and had operational and sales branches in Michigan, Florida, Arizona, Texas, and Mexico. At the time UBCA was sold, it provided financial enhancement services to more than 200 client institutions serving more than 6,000,000 individual customers throughout the United States, Puerto Rico, the U.S. Virgin Islands, and Mexico.

         In 1997, Mr. Kruger became the Chairman of the Board of Directors of PaceCo Financial Services, Inc. ("PaceCo"). Mr. Kruger also serves as the Chairman of the Board of Directors of Universal Marketing Services, Inc. His responsibilities and contributions to these companies include assisting in the development, implementation, and execution of strategic planning.


RONALD G. HALE
DIRECTOR AND SOLE OFFICER

         Mr. Hale, age 55, earned a mechanical engineering degree from Wichita State University, Wichita, Kansas. He has 29 years of experience in the plastic molding and plastic composition business. Mr. Hale worked for the Coleman Company in Wichita, Kansas from 1971 to 1972, supervising its plastic blow molding operations, assembly lines, and other production related departments. Mr. Hale worked for Conoco, Inc. from 1972 to 1982 where he served as a Senior Technical Service Representative for the Chemical Research Division, where he was responsible for developing compounds and applications for PVC resins. While working for Conoco, Mr. Hale developed a true expertise in compounding, formulating, and blending PVC resins and in plastic injection molding, blow molding, and extrusion, and was recognized as "Conoco's Top Field Service Representative" as a result of successfully assisting customers in solving processing problems. Mr. Hale worked for Synthetic Products Company, Cleveland, Ohio, from 1982 to 1986, where he acted as a Senior Territory Manager and developed a sales territory in the central and Southeast regions of the United States. Mr. Hale worked for Colormatrix Corporation, Cleveland, Ohio, from 1986 to 1990 as a sales representative. At Colormatrix, he sold liquid color and chemical dispersion to the plastics industry in Oklahoma, Arkansas, and Kansas. From 1990 to 1999, Mr. Hale worked as an independent engineering consultant in the plastics industry. One of his more substantial clients was Evcon Industries, Wichita, Kansas.


                                   Page -15-

Item 6.           Executive Compensation

         Mr. Hale is paid a salary of $72,000.00 per year. He is paid by PPP in consideration of the services performed by him as the President of PPP. Mr. Hale is not paid additional compensation for serving as a director of PalWeb and acting as PalWeb's sole officer. No other parties receive executive compensation.


Item 7.           Certain Relationships and Related Transactions

         In November 1997, PalWeb, then known as Cabec Energy Corp., acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. from Michael John, the former Chairman of the Board of Director and President, who held all of the stock of PPP for the benefit of himself and others. PalWeb issued Mr. John and other parties a total of 119,145,725 shares of its common stock, a clear majority of the voting control.


         In April 1999, PaceCo Financial Services, Inc., which is owned 100% by Paul A. Kruger, was issued 32,500,000 shares of the Common Stock of PalWeb in exchange for the provision of consulting services to PalWeb.

         In April 1999, Hildalgo Trading Co., L.C., which is owned 100% by Paul
A. Kruger, was issued 830,000 shares of the Common Stock of PalWeb in exchange for the provision of consulting services to PalWeb.

         In April 1999, Courtney Beth Kruger., the daughter of Paul A. Kruger, was issued 250,000 shares of the Common Stock of PalWeb in exchange for the provision of consulting services to PalWeb.

         In April 1999, Garrett Paul Kruger., the son of Paul A. Kruger, was issued 250,000 shares of the Common Stock of PalWeb in exchange for the provision of consulting services to PalWeb.

         In April 1999, Ronald G. Hale was issued 2,000,000 shares of the Common Stock of PalWeb in exchange for the provision of consulting services to PalWeb.



Item 8.           Legal Proceedings

         There is one legal proceeding pending against PalWeb. This is a lawsuit is a third party cross action filed by Cooper Manufacturing Corp., an Oklahoma corporation ("Cooper Oklahoma"), against Cooper Manufacturing Corp., a Texas corporation ("Cooper Texas"), and Cabec Energy Corp. n/k/a PalWeb Corporation, Case No. 98-7935-NO(D), filed in the 46th Judicial Circuit Court of Otsego County, Michigan, and styled James Dunevant and Shanda Dunevant, James Dunevant, Jr., Kaylynn Dunevant, and Katie Dunevant, Minors, by their Next Friend, Shanda Dunevant, Plaintiffs, vs. Welltech Eastern, Inc. d/b/a Key Energy Drilling, a


                                    Page -16-

Delaware corporation, Mercury Exploration Company, Inc., a Texas corporation, and Cooper Manufacturing Corp., an Oklahoma corporation.


         The Plaintiffs' claim is based on an injury suffered by James Dunevant that was allegedly caused, among other things, by a design flaw in an oil well drilling rig allegedly built by Cooper Oklahoma. Cooper Oklahoma's third party cross action against PalWeb is based on a contractual indemnity claim. It is PalWeb's position that Cooper Oklahoma is not entitled to be indemnified from loss by PalWeb in this matter. Further, even if PalWeb is liable to the Plaintiffs, The Union Group, Inc. is contractually obligated to indemnify PalWeb from any loss it may incur in connection with any energy related matter. However, the collection of an indemnity claim from The Union Group, Inc. could prove to be difficult, if not impossible.



Item 9.           Market for Common Equity and Related Stockholder Matters


         PalWeb's common stock currently trades on the NASDAQ Over-the-Counter Exchange, on the Pink Sheets, with "PAEB" as its trading symbol. In the event that this Form 10-SB is approved by the SEC, PalWeb's common stock will trade on the Over-the-Counter Bulletin Board Exchange.

         From June 1, 1997 to November 30, 1999, the Bid price of the common stock has been as high as $0.73 and as low as $0.05.


         As of September 17, 1999, PalWeb had approximately 1,249 common stockholders.

         PalWeb paid no cash dividends to its common stockholders during the last two fiscal years and does not plan to pay any cash dividends in the near future. PalWeb plans to use any profits made to purchase additional plastic injection molding systems and plastic pallet molds.


Item 10.          Recent Sales of Unregistered Securities

         During the past three years, the registrant has sold the following securities without registering the securities under the Securities Act of 1933:

      Name                   Class      No. of Shares        Date      Consideration
      ----                  ------      -------------      --------    -------------
Steve Bright                Common           25,000        07/07/97   Legal Services
Don Sauders, TTE            Common          400,000        07/14/97   Consulting Services
Richard Wood                Common           50,000        07/14/97   Consulting Services
Ronald Siler                Common           40,000        08/27/97   Accounting Services
Jay Ungerman                Common          220,000        08/27/97   Legal Services
Electric & Gas
   Technology, Inc.         Common        1,000,000        12/08/97   Consulting Services
John Gourley                Common          300,000        12/19/97   Consulting Services
James Bradshaw              Common          300,000        12/19/97   Consulting Services
John Gourley                Common          100,000        12/23/97   Consulting Services

                                   Page -17-

Michael John, et al         Common      101,000,000        01/09/98   Stock Exchange
John Poe                    Common           30,000        03/06/98   Consulting Services
Robert Seago                Common           30,000        03/06/98   Consulting Services
Margarete Jung              Common       15,000,000        03/13/98   Stock Exchange
Michael Young &
   Partners, Inc.           Common        1,028,907        03/25/98   Note Conversion
Jan C. von Halle,
   Trustee                  Common       16,145,725        07/16/98   Stock Exchange
Jan C. von Halle            Common        2,000,000        07/16/98   Stock Exchange
Ralph Curton, Jr            Common        2,000,000        08/11/98   Management Services
Alan Haliburton             Common          100,000        08/26/98   Public Relations Services
Robert V. Daigle            Common        1,000,000        02/03/99   Consulting Services
USGT Investors, L.P.        Common           25,000        03/05/99   Consulting Services
PaceCo Financial
   Services, Inc.           Common       32,500,000        04/30/99   Consulting Services
Julie Smith Barksdale       Common          250,000        04/30/99   Consulting Services
Arlin Plender               Common        2,860,000        04/30/99   Consulting Services
Ron Hale                    Common        2,000,000        04/30/99   Consulting Services
Brett Wimberley             Common          500,000        04/30/99   Consulting Services
Mark R. Kidd                Common          500,000        04/30/99   Consulting Services
Courtney Beth Kruger        Common          250,000        04/30/99   Consulting Services
Garret Paul Kruger          Common          250,000        04/30/99   Consulting Services
Hidalgo Trading Co., L.C    Common          830,000        04/30/99   Consulting Services
Chadwick Presten, L.L.C     Common          400,000        04/30/99   Consulting Services
K-P Sullivan, L.L.C         Common          120,000        04/30/99   Consulting Services
Litchfield, L.L.C           Common          180,000        04/30/99   Consulting Services
Leach, Sullivan & Watkins   Common          360,000        04/30/99   Consulting Services
F. Edwin Smith, Jr.,
   Trustee                  Preferred       100,000        12/10/97   Consulting Services
Jo Ann R. Cox               Preferred        10,000        12/10/97   Management Services
F. Edwin Smith, Jr.,
   Trustee                  Preferred       450,000        01/05/98   Consulting Services
Jo Ann R. Cox               Preferred        50,000        01/05/98   Management Services
Randall C. McCleskey        Preferred       400,000        07/26/99   Consulting Services
John Gourley                Preferred       500,000        07/26/99   Consulting Services
Stan Haddock                Preferred        25,000        07/26/99   Consulting Services
Ronald A. Siler             Preferred       250,000        07/26/99   Accounting Services
Les Kroger                  Preferred       100,000        07/26/99   Consulting Services
Kenneth Graves              Preferred       150,000        07/26/99   Accounting Services
Connie L. Gadt              Preferred        80,000        07/26/99   Accounting Services
Jo Ann R. Cox               Preferred        25,000        07/26/99   Management Services
Bruce Meador                Preferred        25,000        07/26/99   Consulting Services
The BWCC Corporation        Preferred       100,000        07/26/99   Consulting Services
The Margrett Corporation    Preferred       100,000        07/26/99   Consulting Services
Clair Spencer               Preferred       500,000        07/26/99   Consulting Services
Mary Eveyn Soble, Trustee
   of the Triad Trust       Preferred       866,945        07/26/99   Consulting Services
Donna Lee, Trustee
   of the Unity Trust       Preferred       866,945        07/26/99   Consulting Services
F. Edwin Smith, Jr.,
   Trustee of the TJS
   Trust                    Preferred       100,000        07/26/99   Consulting Services


                                   Page -18-

PalWeb relied on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended, in connection with the issuances of stock set forth above. All parties listed above are sophisticated persons or entities, performed services for PalWeb, or personally knew members of PalWeb's management staff at the time of the transactions listed above. There was no underwriting and no commissions were paid to any party upon the issuance of such stock.



Item 11.          Description of Securities

         As of September 17, 1999, (i) there were 176,537,738 shares of common stock issued and outstanding, and (ii) there were 4,968,890 shares of original series preferred stock issued and outstanding.

         When PalWeb was originally organized, a total of five hundred thousand (500,000) shares of common voting stock were issued to eight hundred (800) shareholders.

         PalWeb (known as Permaspray Manufacturing Corporation at that time) then issued three hundred thousand (300,000) shares of common stock in exchange for assets.

         PalWeb later issued common stock for the assets of Permaspray Manufacturing of Pennsylvania.

         PalWeb later issued common and preferred stock (as set forth below) for the assets and common stock of Cabec Energy Corp., a Texas corporation, pursuant to the terms of that certain Plan and Agreement of Merger of Cabec Energy Corp. into Browning Enterprises, Inc. dated November 4, 1992. On the date of the consummation of the merger, April 28, 1993, PalWeb issued five million (5,000,000) shares of common voting stock (restricted under Rule 144) and four million (4,000,000) shares of voting, no coupon preferred stock (restricted under Rule 144). The original series preferred stock may be converted to common voting stock by its holders on a 1-for-1 basis at any time following April 28, 1995.

         Subsequent to the merger with Cabec Energy Corp., a Texas corporation, PalWeb has issued additional shares of common stock for the acquisition of numerous assets, operating capital, and services rendered, and additional shares of original issue preferred stock were issued for services rendered. The most notable recent acquisition by the registrant occurred as of November 11, 1997, when the stockholders approved the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., a Florida corporation (that has just recently been converted into a Texas corporation) in exchange for 119,145,725 shares of PalWeb's common stock.

         On September 1, 1999, PalWeb authorized a new class of Series C Preferred Stock. This Series C Preferred Stock may be converted into common stock on a 1-for-7 basis (1 share of Series C Preferred Stock converts into 7 shares of common stock) by the holder.

         PalWeb's common stock is its only security that is traded on an exchange.

                                    Page -19-

Item 12.          Indemnification of Directors and Officers

         Under the registrant's Bylaws, it is required to indemnify its officers and directors to the extent allowed and permitted by Section 145 of the General Corporation Law of the State of Delaware.


Item 13.          Financial Statements

         Set forth below are audited financial statements of the registrant for fiscal years May 31, 1997, 1998, and 1999 and unaudited balance sheet as of August 31, 1999 and unaudited statements of operations and cash flows for the three month periods ended August 31, 1999 and 1998. Such financial statements were prepared under Generally Accepted Accounting Practices and audited under Generally Accepted Auditing Practices.


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

         There are no disagreements with accountants on accounting and financial disclosure.


Item 15.          Financial Statements and Exhibits


                                    Page -20-

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
PalWeb Corporation
Dallas, Texas



We have audited the accompanying consolidated balance sheets of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the results of their operations and their cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997 in conformity with generally accepted accounting principles.



                                    Page -21-

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has suffered significant losses from operations. Substantial additional funding will be required to implement its business plan and to attain profitable operations. The lack of adequate funding to maintain working capital and stockholders' deficits at May 31, 1999, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                         HULME RAHHAL HENDERSON,INC.
September 15, 1999
Ardmore, Oklahoma


                                    Page -22-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS


                                                                             May 31,
                                            August 31,     ---------------------------------------------
           ASSETS                              1999            1999            1998             1997
           ------                          ------------    ------------    ------------    ------------
                                           (unaudited)
CURRENT ASSETS:
 Cash                                      $      1,064    $        710    $         --    $      6,641
 Inventory                                        9,938           9,938          33,687          54,068
 Assets held for resale                              --              --          74,995              --
                                           ------------    ------------    ------------    ------------
         Total current assets                    11,002          10,648         108,682          60,709

PROPERTY, PLANT AND EQUIPMENT, NET
of accumulated depreciation                   1,814,864       1,819,216       2,437,900       1,408,649

OTHER ASSETS:
 Net assets, discontinued operations                 --                         245,695              --
 Patent costs, net                               60,749          60,749          56,072          31,731
 Deposits and other                              30,173          30,173          29,353          24,000
                                           ------------    ------------    ------------    ------------
         Total other assets                      90,922          90,922         331,120          55,731
                                           ------------    ------------    ------------    ------------

TOTAL ASSETS                               $  1,916,788    $  1,920,786    $  2,877,702    $  1,525,089
                                           ============    ============    ============    ============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
 Notes payable                             $     50,000    $     50,000    $    963,807    $    472,827
 Mortgage payable - related party                    --              --       1,350,000              --
 Accounts payable                               445,723         352,733         428,524         295,308
 Accrued expenses                               101,651         119,938         349,779          53,996
 Payable to related parties                   2,413,992       2,222,992       1,812,623       1,540,500
 Customer deposits                              300,000         300,000              --              --
                                           ------------    ------------    ------------    ------------
         Total current liabilities            3,311,366       3,045,663       4,904,733       2,362,631

LEASE FINANCE OBLIGATION                      1,766,958       1,766,958              --              --

STOCKHOLDERS' DEFICIENCY:
 Preferred stock, $.0001 par,
  20,000,000 shares authorized -
  outstanding - 4,968,890, 880,000,
  380,000 and -0-, respectively                     497              88              38              --
 Common stock, $.10 par value,
  250,000,000 authorized, outstanding -
  217,981,046, 217,981,046, 166,856,046
  and 119,145,725, respectively              21,798,105      21,798,105      16,685,605      11,914,572
 Additional paid-in capital                   2,640,390       2,027,465       1,797,015              --
 Deficit accumulated during
 development stage                          (27,600,528)    (26,717,493)    (20,509,689)    (12,752,114)
                                           ------------    ------------    ------------    ------------
Total stockholders' deficiency               (3,161,536)     (2,891,835)     (2,027,031)       (837,542)
                                           ------------    ------------    ------------    ------------
                                                                                           ............
TOTAL LIABILITIES AND
  STOCKHOLDERS DEFICIENCY                  $  1,916,788    $  1,920,786    $  2,877,702    $  1,525,089
                                           ============    ============    ============    ============



                   The accompanying notes are an integral part
                    of this consolidated financial statement.



                                    Page -23-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                           Three Month Period
                                             Ended August 31,                 Year Ended May 31,
                                          1999             1998             1999             1998
                                      -------------    -------------    -------------    -------------
                                       (unaudited)      (unaudited)

SALES                                 $          --    $      11,585    $      51,510    $      37,863

OTHER INCOME (EXPENSE):
 Scrap sales and other                       (6,337)              --            3,573            7,486
 Rental income                                   --           27,400           70,600           59,440
                                      -------------    -------------    -------------    -------------
         Total other income                  (6,337)          27,400           74,173           66,926

EXPENSES:
 Research and development                        --               --               --               --
 Salaries and benefits                       67,747           72,354          298,414          448,176
 Depreciation and
   amortization                              37,840           35,477          154,587          157,656
 Other general and
   administrative                           732,728          221,071        5,461,643          660,383
 Impairment of investment                        --               --               --        3,456,231
 Interest expense                            38,383           48,145          241,764          189,527
                                      -------------    -------------    -------------    -------------
         Total expense                      876,698          377,047        6,156,408        4,911,973
                                      -------------    -------------    -------------    -------------

LOSS BEFORE DISCONTINUED OPERATIONS
   AND EXTRAORDINARY ITEMS                 (883,035)        (338,062)      (6,030,725)      (4,807,184)

LOSS FROM DISCONTINUED OPERATIONS                --          (13,864)          (7,300)        (367,805)

EXTRAORDINARY GAIN                               --               --           68,616               --
                                      -------------    -------------    -------------    -------------

NET LOSS                              $    (883,035)   $    (351,926)      (5,969,409)   $  (5,174,989)
                                      =============    =============    =============    =============

LOSS PER COMMON SHARE:
 Loss before discontinued
   operations & extraordinary gain    $        (.01)   $          --    $        (.03)   $        (.04)
 Discontinued operations                         --               --               --               --
 Extraordinary gain                              --               --               --               --
                                      -------------    -------------    -------------    -------------

   Total                              $        (.01)   $          --    $        (.03)   $        (.04)
                                      =============    =============    =============    =============

WEIGHTED AVERAGE SHARES OUTSTANDING     217,981,046      117,556,000      183,189,000      127,020,000
                                      =============    =============    =============    =============

                                                From Inception
                                            (November 20, 1995) To
                                       ------------------------------
                                           May 31,        August 31,
                                            1997             1999
                                       -------------    -------------
                                                         (unaudited)

SALES                                  $       3,321    $      92,694

OTHER INCOME (EXPENSE):
 Scrap sales and other                        92,346           97,068
 Rental income                                43,740          173,780
                                       -------------    -------------
         Total other income                  136,086          270,848

EXPENSES:
 Research and development                    406,943          406,943
 Salaries and benefits                       247,516        1,061,853
 Depreciation and
   amortization                               96,871          446,954
 Other general and
   administrative                            685,695        7,540,449
 Impairment of investment                         --        3,456,231
 Interest expense                             31,900          501,574
                                       -------------    -------------
         Total expense                     1,468,925       13,414,004
                                       -------------    -------------

LOSS BEFORE DISCONTINUED OPERATIONS
   AND EXTRAORDINARY ITEMS                (1,329,518)     (13,050,462)

LOSS FROM DISCONTINUED OPERATIONS                 --         (375,105)

EXTRAORDINARY GAIN                                --           68,616
                                       -------------    -------------

NET LOSS                               $  (1,329,518)   $ (13,356,951)
                                       =============    =============

LOSS PER COMMON SHARE:
 Loss before discontinued
   operations & extraordinary gain     $        (.01)
 Discontinued operations                          --
 Extraordinary gain                               --
                                       -------------

   Total                               $        (.01)
                                       =============

WEIGHTED AVERAGE SHARES OUTSTANDING      119,145,725
                                       =============




                 The accompanying notes are an integral part of
                     this consolidated financial statement.


                                    Page -24-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY




                                              Preferred Stock                 Common Stock
                                           Shares         Amount          Shares         Amount
                                       ------------    ------------    ------------   ------------
Proceeds from sale of stock                      --    $         --     119,145,725   $ 11,914,572

Net Loss                                                                         --             --
                                       ------------    ------------    ------------   ------------

BALANCES, May 31, 1997                           --              --     119,145,725     11,914,572

Common stock held by minority
stockholders of PalWeb in connection
with reverse acquisition                    530,000              53      31,960,321      3,196,033

Issuance of stock for services                                              600,000         60,000

Issuance of stock for investment                 --              --      15,000,000      1,500,000

Preferred stock converted to common        (150,000)            (15)        150,000         15,000

Net loss for the period                          --              --              --             --
                                       ------------    ------------    ------------   ------------

BALANCES, May 31, 1998                      380,000              38     166,856,046     16,685,605

Issuance of stock for services              500,000              50      48,125,000      4,812,500

Stock issued for debt                            --              --       3,000,000        300,000

Distribution of energy services
 segment to minority stockholders                --              --              --             --

Net loss                                         --              --              --             --
                                       ------------    ------------    ------------   ------------

BALANCES, May 31, 1999                      880,000    $         88     217,981,046   $ 21,798,105
                                       ============    ============    ============   ============

                                          Additional                        Total
                                           Paid-in        Accumulated    Stockholders'
                                           Capital          Deficit       Deficiency
                                         ------------    ------------    ------------
Proceeds from sale of stock              $         --    $(11,422,596)   $    491,976

Net Loss                                           --      (1,329,518)     (1,329,518)
                                         ------------    ------------    ------------

BALANCES, May 31, 1997                             --     (12,752,114)       (837,542)

Common stock held by minority
stockholders of PalWeb in connection
with reverse acquisition                           --      (2,582,586)        613,500

Issuance of stock for services                162,000              --         222,000

Issuance of stock for investment            1,650,000              --       3,150,000

Preferred stock converted to common           (14,985)             --              --

Net loss for the period                            --      (5,174,989)     (5,174,989)
                                         ------------    ------------    ------------

BALANCES, May 31, 1998                      1,797 015     (20,509,689)     (2,027,031)

Issuance of stock for services                200,450              --       5,013,000

Stock issued for debt                          30,000              --         330,000

Distribution of energy services
 segment to minority stockholders                  --        (238,395)       (238,395)

Net loss                                           --      (5,969,409)     (5,969,409)
                                         ------------    ------------    ------------

BALANCES, May 31, 1999                   $  2,027,465    $(26,717,493)   $ (2,891,835)
                                         ============    ============    ============




                  The accompanying notes are an integral part
                    of this consolidated financial statement.

                                    Page -25-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                               From Inception
                                                                                                          (November 20, 1995) To
                                                                                                       ----------------------------
                                                     August 31,               Year Ended May 31,           May 31,       August 31,
                                           ---------------------------  ----------------------------   ------------    ------------
                                               1999           1998          1999           1998           1997           1999
                                           ------------   ------------  ------------    ------------   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:      (unaudited)   (unaudited)                                                    (unaudited)
 Net loss                                  $   (883,035)  $   (318,129) $ (5,969,409)   $ (5,174,989)  $ (1,329,518)   $(13,356,951)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization                 37,840         35,477       154,587         188,456         96,871         477,754
   Extraordinary gain on debt retirement             --             --       (68,616)             --             --         (68,616)
   Consulting services paid by
    issuance of common stock                    613,336        203,000     5,013,000         222,000             --       5,848,336
   Impairment of investment                          --             --            --       3,145,000             --       3,145,000
   Loss of disposition of property                6,337             --            --         311,231             --         317,568
   Changes in inventory                              --          5,341        23,749          20,381        (54,068)         (9,938)
   Changes in other assets                           --         89,960        (1,426)        (26,380)       (58,031)        (85,837)
   Changes in payable - related party           191,000        (53,705)      410,369         272,123      1,540,500       2,413,992
   Changes in accounts payable
    and accrued expenses                         74,703         38,056       244,600         766,004        349,304       1,434,611
   Increase in customer deposits                     --             --       300,000              --             --         300,000
                                           ------------   ------------  ------------    ------------   ------------    ------------
         Net cash provided by (used)
          operating activities                   40,181             --       106,854        (276,174)       545,058         415,919

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment             (57,827)            --      (140,906)     (1,571,447)    (1,503,220)     (3,273,400)
 Proceeds from sale of equipment                 18,000             --        74,995              --             --          92,995
 Proceeds from lease finance obligation              --             --       149,517              --             --         149,517
                                           ------------   ------------  ------------    ------------   ------------    ------------
         Net cash provided by (used)
       investing activities                     (39,827)            --        83,606      (1,571,447)    (1,503,220)     (3,030,888)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from notes payable                         --             --        50,000         490,980        472,827         774,057
 Payments on notes payable                           --             --      (239,750)             --             --              --
 Proceeds from mortgage payable -
  related party                                      --             --            --       1,350,000             --       1,350,000
 Proceeds from issuance of common stock              --             --            --              --        491,976         491,976
                                           ------------   ------------  ------------    ------------   ------------    ------------
         Net cash provided (used) by
      financing activities                           --             --      (189,750)      1,840,980        964,803       2,616,033
                                           ------------   ------------  ------------    ------------   ------------    ------------

NET INCREASE (DECREASE) IN CASH                     354             --           710          (6,641)         6,641           1,064
CASH, beginning of period                           710             --            --           6,641             --              --
                                           ------------   ------------  ------------    ------------   ------------    ------------

CASH, end of period                        $      1,064   $         --  $        710    $         --   $      6,641    $      1,064
                                           ============   ============  ============    ============   ============    ============



SUPPLEMENTAL INFORMATION (Note 10)

The accompanying notes are an integral part of this consolidated financial statement.



                                    Page -26-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         Effective December 12, 1997, PalWeb Corporation ("PalWeb"), formerly Cabec Energy Corporation, was acquired in a reverse acquisition by the stockholders of Plastic Pallet Production, Inc.("PPP") whereby the stockholders of PPP became majority owners of PalWeb. Pursuant to the agreement, PalWeb exchanged its common stock for the outstanding common stock of PPP and the assets and liabilities of PalWeb and its subsidiaries as of the effective date were to be transferred into a new company whose stock was to be distributed to the stockholders of PalWeb, other than the new stockholders resulting from the PPP stock transfer. This latter distribution was effected November 10, 1998.

         PPP shareholders received 119,145,725 shares of common stock for an ownership of approximately 78% of PalWeb in exchange for its shares of PPP. The outstanding shares of PalWeb just prior to the acquisition were 31,960,321 shares of common stock and 530,000 shares of convertible preferred stock resulting in an ownership retained by the pre-acquisition shareholders of PalWeb of approximately 22%. The basis for the number of PalWeb common shares issued to the PPP shareholders was to effect the agreed upon interest ownership levels based on the then outstanding shares of PalWeb.

         The business of PalWeb as of December 12, 1997 is principally involved in energy services. The accounting for the reverse acquisition is a purchase and the net assets of PalWeb acquired are valued at fair value of the underlying assets for a total of $613,500 based on managements assessment therein. Goodwill of approximately $1,233,000 is amortized by the straight line method over 40 years. The operating results for the period from June 1, 1997 to December 12, 1997 is not significant. Since the disposition of the energy services net assets was approved at the time of approval of the PPP stock exchange, these net assets are accounted for in the accompanying financial statements as discontinued operations. Further, the distribution effected as of November 10, 1998 is accounted for as a spin off in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions."

         The consolidated balance sheet and consolidated statements of operations and cash flows as of and for the period ended May 31, 1997 are the consolidated accounts of Plastic Pallet Production, Inc. and its subsidiaries. Similarly, the activity for the period June 1, 1997 through December 12, 1997, the effective date of the reverse acquisition, included in the consolidated statements of operations and cash flows for the year ended May 31, 1998, represent the consolidated accounts of PPP.

         PalWeb and its wholly owned subsidiary PPP will pursue the manufacture and marketing of plastic pallets and the related injection molding equipment necessary to produce plastic pallets.



                                    Page -27-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of PalWeb and its subsidiaries. All material intercompany accounts and transactions have been eliminated.


         Development Stage Company

         PPP from its inception, November 20, 1995, has pursued the development of a plastic pallet which will compete with traditional wood pallets. Additionally, PPP has designed an injection molding machine which it anticipates can be built and operated more economically than competitive equipment. At May 31, 1999, both products are in the development stage. PPP expects these products to become commercially marketable during the next year.

         Statement of Cash Flows


         PalWeb considers all short-term investments with an original maturity of three months or less to be cash equivalents.


         Use of Estimates


         The preparation of PalWeb's financial statements in conformity with generally accepted accounting principles requires PalWeb's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from those estimates.

         Inventory

         Inventory consists of finished pallets and is stated at the lower of cost (first-in, first-out) or market value.

         Property, Plant and Equipment

         PalWeb's property, plant and equipment is stated at cost. Depreciation expense is computed on the straight-line method over the estimated useful lives, as follows:




           Plant building                                 20 years
           Plant improvements                              7 years
           Production machinery equipment             5 - 10 years
           Office equipment & furniture & fixtures    3 -  5 years



         Upon sale, retirement or other disposal, the related costs and accumulated depreciation of items of property, plant or equipment are removed from the related accounts and any gain or loss is recognized. When events or changes in circumstances indicate that assets may be impaired, an evaluation is performed comparing the estimated future



                                    Page -28-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         undiscounted cash flows associated with the asset to the assets carrying amount. If the assets carrying amount exceeds the future cash flows, a write-down to market value or discounted cash flow value is required.

         Investment in Vimonta AG

         PalWeb's 20% ownership in Vimonta AG is valued at cost since management has no board representation, financial information or other influence on the operation of Vimonta AG.

         Patents

         Amortization expense for the costs incurred by PalWeb to obtain the patents on the modular pallet system and accessories is computed on the straight-line method over the estimated life of 17 years.

         Recognition of Revenues

         Revenue is recognized at the time a sale is completed.

         Income Taxes


         PalWeb accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based in the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.


         Research and Development Costs

         Research and Development costs are charged to operations in the period incurred.

         Loss Per Share

         Loss per share is computed based on weighted average number of shares outstanding. Convertible preferred stock and stock options are not considered as their effect is antidilutive.

         Accounting Changes


         During the year ended May 31, 1998, PalWeb adopted Statement of Financial Accounting Standards 128, "Earnings per Share" and Statement of Financial Accounting Standards 129 "Disclosure of Information About an Entity's Capital Structure". Statement 128 provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The implementation of these standards does not have a material effect on PalWeb's consolidated financial statements.





                                    Page -29-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED



         Accounting Changes - continued

         During the year ended May 31, 1999, PalWeb adopted Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The implementation of this standard does not have a material effect on PalWeb's consolidated financial statements.


2.       CONTINUATION AS A GOING CONCERN


         The accompanying financial statements have been prepared assuming that PalWeb will continue as a going concern. PalWeb is in the development stage and has suffered significant losses from operations. To date, PalWeb has received substantial advances from investors but will require additional substantial funding in order to implement its business plan and have an opportunity to achieve profitable operations. Management plans to meet this funding need through a short term bank loan of approximately $400,000 and the pursuit of a $7,000,000 preferred stock offering. Neither the receipt of additional funding in adequate amounts nor the successful implementation of its business plan can be assured. The combination of these factors raise substantial doubt about PalWeb's ability to continue as a going concern. It is management's opinion that the funding required to reach necessary production levels will be obtained and, based upon expressions of interest from potential customers, PalWeb will obtain adequate sales to reach a profitable status, and will continue as a going concern.


3.       PROPERTY, PLANT AND EQUIPMENT

         A summary of the property, plant and equipment as of and May 31 is as follows:

                                            1999        1998          1997
                                         ----------   ----------   ----------
Land                                     $   85,000   $  691,057   $  412,057
Plant building                            1,166,127    1,166,127           --
Plant improvements                          141,791      141,791      131,296
Production machinery and equipment          254,367      254,368      600,115
Office equipment                             94,282       73,941       66,098
Furniture and fixtures                       33,654       33,654       33,654
Work in Progress                            417,761      299,370      260,000
                                         ----------   ----------   ----------
                                          2,192,982    2,660,308    1,503,220
Less accumulated depreciation              (373,766)    (222,408)     (94,571)
                                         ----------   ----------   ----------
                                         $1,819,216   $2,437,900   $1,408,649
                                         ==========   ==========   ==========



         The work-in-progress consists of the construction of a prototype injection molding machine and molds for the manufacture of plastic pallets.



                                    Page -30-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

         Depreciation expense from continuing operations for the periods was $151,358, $155,970 and $94,571, respectively.

4.       NOTES PAYABLE

         A summary of the notes payable as of May 31 are as follows:



                                                                              1999       1998        1997
                                                                            --------   --------   --------
  Note payable to bank, interest at 2% over
   prime, due May 2000                                                      $ 50,000   $     --   $     --

  Note payable to several organizations and
individuals, interest at 8.5%, principal
and accrued interest due at maturity of
December 1997, collateralized by land                                             --    339,077    339,077

  Note payable to finance company, interest at 10%, principal and accrued interest due at maturity of January 1998, collateralized
by certain production machinery and equipment                                     --    133,750    133,750

  Note payable to individual, interest imputed at 10%, principal and interest, due in November 1998, collateralized by mortgages on certain portions of the plant building
and land and a guarantee by a stockholder                                         --    490,980         --
                                                                            --------   --------   --------

                                                                              50,000    963,807    472,827

           Current portion                                                    50,000    963,807    472,827
                                                                            --------   --------   --------

           Long-term debt                                                   $     --   $     --   $     --
                                                                            ========   ========   ========


         The note payable in the amount of $339,077 at May 31, 1998 and secured by land was in default. During 1999 the creditor foreclosed on the land in satisfaction of the debt. A loss of $76,155 resulted from the foreclosure which is classified as an extraordinary item.


         During 1999, PalWeb negotiated a settlement on the note payable to individual in the amount of $490,980 at May 31, 1998, plus accrued interest, by issuance of 2,000,000 shares of its common stock, cash payment of $110,000 and transfer of title to certain undeveloped land valued at approximately $193,000. The result is classified as an extraordinary gain of $22,350.



                                    Page -31-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.       RELATED PARTY TRANSACTIONS


         PalWeb's subsidiary PPP has received substantial funding from certain investors. The investors advanced operating funds totaling $2,222,922, $1,812,623 and $1,540,500 as of May 31, 1999, 1998, and 1997. These
         advances are non-interest bearing.

         As of May 31, 1998, PalWeb had a mortgage payable to the investor of $1,350,000 which bears interest at 12.35% and is due on demand. This note is collateralized by a first mortgage on a portion of the plant and land in Dallas, Texas.


6.       EXTRAORDINARY GAIN


         During 1999, PalWeb negotiated settlement and incurred foreclosure on certain notes payable, see note 4. Additionally, PalWeb issued 1,000,000 shares of common stock in settlement of an account payable totaling $183,993. The net gain from these transactions totaled $68,616.


7.       IMPAIRMENT OF INVESTMENT


         In March 1998, PalWeb issued 15,000,000 of common stock for a 20% investment in Vimonta AG valued at $3,150,000 based on the market value of the Company's common stock. The transaction was principally to assist PalWeb in marketing its products in Europe. Management has been unable to obtain reliable financial information regarding Vimonta AG and does not believe Vimonta has material assets or net worth. Accordingly, PalWeb has recorded a charge to income in the amount of $3,145,000.

         PalWeb sold certain plant equipment in June 1998 and recorded the loss during the year ended May 31, 1998 in the amount of $126,249. Additionally, certain molds for plastic products were deemed obsolete and an impairment charge in the amount of $184,982 was recorded in the year ended May 31,1998.


8.       FEDERAL INCOME TAXES

         Deferred taxes as of May 31, are as follows:


                                 1999         1998           1997
                            -----------    -----------    -----------
Net operating loss          $ 3,093,355    $   944,407    $   471,963
Loss on impairment of
  investment                  1,151,070      1,151,070             --
Accrued liabilities                  --         83,852             --
Gain on sale of plant
  for tax purposes              160,681             --             --
Loss on equipment                    --         46,207             --
                            -----------    -----------    -----------
                              4,405,106      2,225,536        471,963
Less: Valuation allowance    (4,405,106)    (2,225,536)      (471,963)
                            -----------    -----------    -----------
     Total                  $        --    $        --    $        --
                            ===========    ===========    ===========



                                   Page -32-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



8.       FEDERAL INCOME TAXES (CONTINUED)


         Management has provided a valuation allowance for the full amount of the deferred tax asset as PalWeb has yet to progress beyond the development stage of its operations. While management projects that the products being developed will be profitable and the deferred asset will ultimately be realized, PalWeb has not yet reached such stage in its development to place reasonable reliability on product acceptance and marketability

         The net change in deferred taxes is as follows:



                                1999           1998           1997
                            -----------    -----------    -----------
Net operating loss          $ 2,148,948    $   472,444    $   471,963
Loss on impairment of
 investment                          --      1,151,070             --
Accrued liabilities             (83,852)        83,852
Gain on sale of plant
  for tax purposes              160,681             --             --
Loss on sale of equipment       (46,207)        46,207             --
Change in Valuation
  allowance                  (2,179,570)    (1,753,573)      (471,963)
                            -----------    -----------    -----------
         Tax Benefit        $        --    $        --    $        --
                            ===========    ===========    ===========


              PalWeb's effective tax rate differs from the federal
                           statutory rate as follows:


                                    1999            1998         1997
                                -----------    -----------    -----------
 Tax benefit using statutory
  tax rate                      $ 2,029,599    $ 1,759,496    $   452,036
   Effect of state tax rates        155,015        146,105         34,567
   Net change in valuation
allowance                        (2,179,570)    (1,753,573)      (471,963)
   Other deductions                  (5,044)      (152,028)       (14,640)
                                -----------    -----------    -----------
   Tax benefit, per financial
   statements                   $        --    $        --    $        --
                                ===========    ===========    ===========




         PalWeb has a net operating loss (NOL) for Federal income tax purposes as of May 31, 1999, 1998, and 1997 of $8,451,791 as follows:



  Amount            Expiration
---------           ----------
$1,289,518             2012
$1,290,830             2018
$5,871,443             2019



                                    Page -33-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



9.       LEASE FINANCING OBLIGATION

         In April 1999, a related party acquired PalWeb's plant in Dallas, Texas based on an appraisal and the buyer assumed the mortgage payable related party in the amount of $1,350,000. PalWeb executed a one year lease at $12,235 per month to occupy the facility. Management expects to rent the property on a month to month basis at the same rate after the expiration of the initial term.

         PalWeb also has a three year option to purchase the property for $2,700,000. Due to the existence of PalWeb's option to repurchase the property, the transaction has been accounted for as a financing arrangement whereby the plant with a net book value of $1,049,515 at May 31, 1999, continues to be maintained as an asset and depreciated and the related debt in the amount of $1,766,958 at May 31, 1999, is classified as lease financing obligation in the balance sheet during the term of the option.


10.      STOCKHOLDERS' EQUITY


         PalWeb issued 3,000,000 shares of common stock to retire certain liabilities during the year ended May 31, 1999, as discussed in Notes 4 and 6.



         PalWeb also issued shares of common stock and preferred during the years ended May 31, 1999 and 1998 for services. These shares were valued at market value.


         Preferred stock is convertible into common stock at a ratio of one to one. Preferred stock converted into common stock during the period ended May 31, 1998 totaled 150,000.


         At the time of the reverse acquisition by PPP, there were outstanding certain options to purchase common stock of PalWeb. At May 31, 1999 and 1998, the outstanding options are as follows (PPP had no options outstanding as of May 31, 1997):



                    Price
Number of shares   Per Share   Expiration Date
----------------   ---------   ---------------
  120,000          $    .10     July 31, 2003
  160,000               .10     July 31, 2004
  200,000               .10     July 31, 2005
  240,000               .10     July 31, 2006
  600,000               .50     None
1,000,000               .10     August 31, 2002


11.      FINANCIAL INSTRUMENTS


         PalWeb's financial instruments consist principally of accounts payable, accrued liabilities and notes and mortgages payable. Management estimates the market value of the notes and mortgage payable based on expected cash flows and believes these market values approximate carrying values at May 31,1999, 1998 and 1997.



                                    Page -34-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12.      DISCONTINUED OPERATIONS

         Information relating to discontinued operations is as follows:



                         1999        1998
                      ---------    ---------
Net sales             $ 381,330    $ 542,012
Cost of sales           219,894      268,133
                      ---------    ---------
Gross profit            161,436      273,879
Operating costs         169,854      511,737
Costs of disposal            --      130,688
Nonoperating income       1,118          741
                      ---------    ---------

Net loss              $  (7,300)   $(367,805)
                      =========    =========



13.      SUPPLEMENTAL INFORMATION OF CASH FLOWS



         Non-cash investing and financing activities are as follows:



                                                  1999         1998         1997
                                               ----------   ----------   ----------
  Property and equipment released
   in foreclosure or negotiated
   settlement of debt                          $  608,232   $       --   $       --
  Common stock issuances in exchange for:
   Reverse acquisition of PalWeb Corporation           --      613,500           --
   Consulting services                          5,013,000      222,000           --
  Retirement of debt through
   issuance of common stock                       330,000           --           --
  Investment in securities                             --    3,150,000           --
 Conversion of preferred stock                         --       15,000           --

 Reduction of debt and accrued
 interest through foreclosure,
 negotiated settlement or
 issuance of common stock                       1,006,848           --           --

Distribution of energy services
 segment to minority stockholders                 238,395           --           --

 Interest paid                                         --           --           --



14.      SUBSEQUENT EVENTS

         The following events occurred subsequent to May 31, 1999 not otherwise disclosed herein:

         In September 1999, PalWeb obtained a $20,000,000 default judgement against a stockholder/investor. Additionally, the judgement canceled 41,443,308 shares of common stock held by the investor. The investor has four years from the date of judgement to file an action seeking to set aside the judgement.


                                    Page -35-

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




14.      SUBSEQUENT EVENTS (CONTINUED)

         In July 1999, PalWeb issued 4,088,890 shares of preferred stock in exchange for services.

         In July 1999, the outstanding stock options to purchase PalWeb's common stock were canceled.

         PalWeb is named in a lawsuit against Cooper Manufacturing Corporation, an investment distributed in the spin off as discussed in Note 1, Organization. The claim is based on product liability and PalWeb is named based on a contractual indemnity claim. Management is unable to estimate the amount of any possible loss. Further, management does not believe that Cooper Manufacturing is entitled to be indemnified from any loss. In addition, The Union Group, Inc., being the spin off company for energy services, is contractually obligated to indemnify PalWeb for any loss of an energy related matter.


         Effective December 1, 1999, PalWeb entered into a line of credit with an individual in the amount of $500,000 with an interest rate of 8.5%, payable December 1, 2001.



                                    Page -36-

                                 EXHIBITS INDEX


1        Underwriting agreement:   None

2.       Plan of acquisition, reorganization, arrangement, liquidation, or
         succession:     None

3.1*     Certificate of Incorporation and Amendments

3.2*     Bylaws

4        Instruments defining the rights of stockholders:   None

9        Voting trust agreement:    None

10       Material contracts:   None

11       Statement re: computation of per share earnings:   See Note 1 to the
                                                            Financial Statements

16       Letter on change in certifying accountant:    Not applicable

21       Subsidiaries of the registrant

24       Power of attorney:    None

27       Financial Data Schedule:     Not applicable

99       Additional Exhibits:    Press Release


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* Previously Filed